March 24, 2011

Maryse Mills-Apenteng
Special Counsel
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Alanco Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on March 8, 2011
File No. 000-09347

Dear Ms. Mills-Apenteng:

Alanco Technologies, Inc. (“Alanco” or “Company”) has received your comment letter, dated March 16, 2011, pertaining to a review by the SEC of our Preliminary Proxy Statement on Schedule 14A filed on March 8, 2011.  On March 24, 2011, we will file Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A.

Presented below are the SEC comments specified in the March 16, 2011 letter and, in bold italics, the Company’s response or proposal to resolve the deficiencies noted:

Preliminary Proxy Statement on Schedule 14A

Proposal No. 3:  Approval of the Alanco 2011 Stock Incentive Plan, page 15

1.
You state that a new plan benefits table is not provided because all awards made under the 2011 plan are discretionary.  Please tell us whether you have any current plans, proposals or arrangements to grant any specific awards under the plan.  If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time.  If you do have the present intention to make any specific awards, revise your disclosure to provide the information required by Item 10(a)(2) and 10(b)(2) of Schedule 14A.

The Company has incorporated the requested information into its revised Preliminary Proxy Statement on Schedule 14A to be filed on March 24, 2011.

Proposal No. 4:  Approval to Sell Substantially All of the Assets, page 21

General

2.
We note that a Schedule 13E-3 has not been filed in connection with the proposed sale of substantially all of your assets to ORBCOMM.  We also note that ORBCOMM owns approximately 11.6% of your common stock.  Please provide us with your analysis as to why the proposed asset sale does not constitute a Rule 13e-3 transaction within the meaning of Exchange Act Rule 13-e-3(a)(3).

The Company respectfully advises the Staff that it does not believe the proposed acquisition of substantially all of the assets of StarTrak Systems, LLC, the Company’s wholly owned subsidiary (“StarTrak”), by ORBCOMM Inc. pursuant to the Asset Purchase Agreement dated February 23, 2011 (the “APA”) constitutes a “Rule 13e-3 Transaction” within the meaning of Rule 13e-3 under the Securities Exchange Act of 1934, as amended (“Rule 13e-3”). As further described below, the Company does not believe that ORBCOMM Inc. or any of its affiliates (collectively, “ORBCOMM”), is an affiliate of the Company. In addition, the Company does not believe that the Company’s executive officers or directors are affiliates of ORBCOMM. Accordingly, the Company does not believe that the proposed acquisition transaction is a “Rule 13e-3 Transaction.”

Rule 13e-3(a)(3) defines a “Rule 13e-3 Transaction” as a purchase of any equity security by the issuer or an affiliate of such issuer or the solicitation of a proxy in connection with a sale of substantially all of the assets of the issuer to an affiliate of the issuer that has one of two specified effects. Rule 13e-3(a)(1) defines an “affiliate” of the issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. Although equity holdings are a factor in considering whether a party is an affiliate of an issuer, it is the element of “control” that is fundamental to the concept of an “affiliate” as defined in Rule 13e-3. As stated in Footnote 28 to Exchange Act Release No. 17719 (April 13, 1981) (the “Interpretive Release”), “[the] existence of a control relationship with [the issuer] does not turn solely upon the ownership of any specified percentage of securities.” Such element of control is dependent upon specific facts and circumstances. We do not believe that the facts and circumstances of the current transaction make (A) ORBCOMM an affiliate of the Company, or (B) any of the Company’s executive officers or directors an affiliate of ORBCOMM, in each case such that the proposed transaction would constitute a Rule 13e-3 Transaction.

ORBCOMM Does Not Have Control of the Company

The relationship between the parties evidences that ORBCOMM does not control the Company, notwithstanding that it beneficially owns approximately 11.6% of the voting stock of the Company. Specifically, (i) ORBCOMM does not currently and has never had any representation on the Company’s board of directors (or the right to appoint any representatives to the board of directors), (ii) notwithstanding the APA and certain related contracts discussed below, there is no commercial relationship, contract, arrangement or understanding between ORBCOMM and the Company or any other third party that would or could result in having the effect of ORBCOMM being in control of, or of being under common control with, the Company, (iii) ORBCOMM does not currently and has never had the power or authority to designate or otherwise appoint any of the Company’s executive officers, and (iv) ORBCOMM is not otherwise in a position to directly or indirectly control or influence or have the power to direct or cause the direction of the management or policies of the Company, whether through the ownership of voting securities, by contract, or otherwise. ORBCOMM’s equity ownership is insufficient by itself to control the outcome of any matter submitted for approval by the Company’s stockholders.

ORBCOMM has entered into a Voting Agreement with certain shareholders of the Company as mentioned in the Company’s Proxy Statement.  A copy of the Voting Agreement is filed with ORBCOMM’s Schedule 13D/A field February 28, 2011.  The shareholder signatories to the Voting Agreement own approximately 22% of the Company’s outstanding voting shares.  The Voting Agreement requires the signatories to vote in favor of approval of the sale of substantially all of the assets of the Company to ORBCOMM, but not for or against anything else.  The signatory shareholders are free to vote as they wish on any other matters presented for a vote of the Company’s shareholders, including election of directors.  We do not believe that the Voting Agreement allows ORBCOMM to control the Company, and is not even sufficient to assure approval of the transaction as the sale of substantially all of the assets of the Company requires approval of a majority of all outstanding voting shares of the Company’s voting shares.

No Control Relationship Exists Between ORBCOMM and the Company’s Directors and Executive Officers

As described in Section 201.05 of the Staff’s Compliance and Disclosure Interpretations as they apply to Rule 13e-3 and Schedule 13E-3, the second question in the determination of the application of Rule 13e-3 is whether members of management that are affiliates of the issuer can be considered to be affiliates of the purchaser and hence on “both sides of the transaction,” making the purchaser also an affiliate of the issuer. In this instance, there are no relationships between any Company executive officer or director and ORBCOMM that would make ORBCOMM an affiliate of the Company. No Company executive or director possesses any control over ORBCOMM, and ORBCOMM is not under common control with the Company or any Company executive.

Exchange Act Release No. 16075 (August 2, 1979) suggests that where continuity of management exists, the parties engaged in a transaction may be required to file a Schedule 13E-3 and that the factors considered to determine whether such a requirement exists include increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquirer and the representation of management on the board of the acquirer. The only discussions with respect to any of the Company executive officers or directors with respect to future employment with ORBCOMM have been standard discussions with StarTrak’s employees and officers, including Timothy Slifkin, who is also a director of the Company.  Additionally, Timothy Slifkin and Thomas Robinson, an executive officer of StarTrak, have agreed to sell their common stock of the Company to ORBCOMM in exchange for ORBCOMM Shares, however, such Company common stock represents only approximately 8% of the Company’s outstanding voting shares and is part of the shares subject to the Voting Agreement mentioned above, and the shares of ORBCOMM to be received by them constitutes less than one-half of one percent of ORBCOMM outstanding stock.  None of the Company’s other executives and directors have engaged in any discussions with ORBCOMM regarding any future involvement with ORBCOMM following the proposed transaction, and therefore there are no agreements or understandings with respect to additional consideration, alteration of existing compensation agreements, equity participation in ORBCOMM (other than the ORBCOMM stock to be received by the Company in the transaction representing less than 5% of outstanding ORBCOMM common stock) or representation on the board of ORBCOMM. All of the Company’s non-StarTrak executives anticipate continued employment by the Company and all of the Company’s other five existing directors have been nominated by the Company’s Nominating Committee to continue to serve on the Company’s Board of Directors.

Finally, the Company’s stockholders will be entitled to vote on the proposed transaction. As the Staff has indicated in the Interpretive Release, the existence of a vote in and of itself is not dispositive, because in many going private transactions the affiliates of the issuer may control the vote to approve the merger. However, in this case, the proposed transaction between the Company and ORBCOMM requires the affirmative vote of a majority of the outstanding shares of the Company’s common and preferred stock entitled to vote. While ORBCOMM beneficially owns approximately 11.6% of the outstanding voting shares, and has obtaining voting agreements for approximately 22% more, ORBCOMM’s ownership and voting agreement rights alone are not determinative of the outcome of the vote to approve the sale under the APA.

In substance, the proposed transaction between the Company and ORBCOMM is an arms-length transaction between unaffiliated parties, unanimously approved by the Company’s independent board of directors. In this context, the Company does not believe that the proposed transaction has the potential for abuse or overreaching associated with the types of transactions intended to be covered by Rule 13e-3.

We therefore believe the proposed transaction is not a Rule 13e-3 Transaction and no person is required to file a Schedule 13E-3 in connection with the proposed transaction.

3.
Please revise your proxy statement to provide financial statements of the business being sold, StarTrak Systems, LLC, which may be unaudited.  For additional guidance, please see Interpretation I.H.6 of the Third Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, dated July 2001.

The Company has incorporated the requested information into its revised Preliminary Proxy Statement on Schedule 14A to be filed on March 24, 2011.

Summary of Terms of Proposal No. 4, page 3

4.
Please review your proxy statement to provide all the information required by Item 14(b)(1) of Schedule 14A.  In this regard, you appear to have omitted under each bullet point a cross-reference to more detailed discussion contained in the proxy statement.  Further, your summary term sheet should discuss what, if anything, shareholders will receive in the transaction.  If shareholders will not receive anything, this should be disclosed.  Finally, please discuss Alanco’s immediate plans following the asset sale, including any alternatives Alanco is considering, and when it will make a determination as to its plans.

The Company has incorporated the following into its revised Preliminary Proxy Statement on Schedule 14A to be filed on March 24, 2011:
•	references as applicable for the bullet points listed;
•	disclosure about use of proceeds from the asset sale including reference to the shareholders; and
•	discussion about Alanco’s immediate plans following the asset sale.

5.
Please expand your discussion in the summary term sheet to provide a better overview of the material terms of the consideration to be received by Alanco in the asset sale.  For example, you state that the consideration consists of $18.2 million composed of cash, stock of ORBCOMM, stock of Alanco and discharge of certain debt of Alanco.  You should expand this section to disclose that the amount of cash to be received, the type of stock to be exchanged and the amount of debt to be discharged.

The Company has expanded the summary of terms of the transaction to provide a better overview of the material terms of the consideration to be received by Alanco in the asset sale in its revised Preliminary Proxy Statement on Schedule 14A to be filed on March 24, 2011.

Information Incorporated by Reference, page 34

6.	Please tell us how you determined you are eligible to incorporate by reference into your proxy statement the reports filed by you and ORBCOMM.

We are eligible to incorporate ORBCOMM’s Annual Report on Form 10-K and ORBCOMM’s Schedule 13D/A pursuant to Schedule 14A, Item 14, section 14(e).  ORBCOMM is qualified to file S-3 Registration Statements and therefore can incorporate by reference documents into an S-4.  We are not eligible to incorporate by reference Alanco Technologies’ filings and have removed the same from the incorporation by reference section of the proxy statement.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact John Carlson directly at (480) 505-4869.

Sincerely,

John A. Carlson
EVP and CFO

Robert R. Kauffman
Chairman and CEO

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